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                         UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER:
                                                        0-24435

                        (Check One):

(X) Form 10-K  ( ) Form 20-F   ( ) Form 11-K    ( ) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: 12/31/99
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: ___________________________


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - Registrant Information



     MicroStrategy Incorporated
     8000 Towers Crescent Drive
     Vienna, Virginia 22182



PART II- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and
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[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


         The Registrant's Annual Report on Form 10-K was not filed on March 30, 2000, the filing due date, because of the unavailability on that date of the report of the Registrant's independent auditors. On March 23, 2000, the Registrant filed a Current Report on Form 8-K disclosing that the Registrant, with the concurrence of PricewaterhouseCoopers LLP, its auditors, would revise its 1998 and 1999 reported revenue and operating results to conform to existing accounting principles articulated in Statement of Position 97-2. Following completion of these revisions, the Registrant's Annual Report on Form 10-K will be filed promptly, and in no event later than the fifteenth day following the prescribed due date.


PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

 Mark S. Lynch                      (703)             848-8600
-----------------                -----------      ----------------
   (Name)                        (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes [ ] No

The Registrant's Current Report on Form 8-K, filed on March 23, 2000, is hereby incorporated by reference. The Registrant is still completing work relating to the restatement, and is unable to provide definitive results of operations until completion of such work.

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                           MicroStrategy Incorporated
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned thereunto duly authorized.

Date:   March 31, 2000                       By: /s/ Mark S. Lynch
     --------------------------                  ---------------------------
                                                     Mark S. Lynch
                                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

March 31, 2000

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of Item (c) of Part II of Form 12b-25.

We are the independent auditors of MicroStrategy Incorporated (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it was unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 1999 because our firm had not yet delivered our report relating to the financial statements of the Registrant for the year ended December 31, 1999 and was therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we did not have the ability to complete the auditing procedures which we consider necessary under the circumstances.


                                        Very truly yours,

                                        PRICEWATERHOUSECOOPERS LLP


                                        /s/ PricewaterhouseCoopers LLP
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